July 11, 2019

Travis Hook
Manager of CalTier Realty, LLC
Caltier Fund I LP
6540 Lusk Blvd, C240
San Diego, California, 92121

       Re: Caltier Fund I LP
           Draft Offering Statement on Form 1-A
           Submitted June 14, 2019
           CIK No. 0001771232

Dear Mr. Hook:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

General

1. We note that you intend to conduct your operations so that you are not required to register as an investment company under the Investment Company Act of 1940, as amended.
       Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
2. We note that your General Partner does not intend to register as an "investment adviser"
       under the Investment Advisers Act of 1940, as amended, pursuant to an exemption therefrom. Please be advised that you are responsible for analyzing the applicability of
 Travis Hook
FirstName LastNameTravis Hook
Caltier Fund I LP
Comapany NameCaltier Fund I LP
July 11, 2019
July 11, 2019 Page 2
Page 2
FirstName LastName
         the Investment Advisers Act to your General Partner. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
3. We note that you may conduct the unit redemption plan during the offering period of the units representing limited partnership interests being qualified in this offering circular.
         Please be advised that you are responsible for analyzing the applicability of Regulation M to your unit redemption plan. We urge you to consider all the elements of your unit redemption plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to
         Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the
         Division of Trading and Markets.
4. We note that your subscription agreement provides for the exclusive jurisdiction of claims to either state or federal courts located in California. Please revise your offering document to clearly and prominently disclose this provision, including whether it applies to claims made under the federal securities laws, describe any risks to investors associated with it and any uncertainty as to such provision's enforceability. Cover page

5. We note your disclosure that you may hold one or more closings on a rolling basis, and that after the initial closing you expect to hold closings on "at least a monthly basis." Please revise to disclose when you expect to hold your initial closing and what factors you will consider in determining whether and when to hold additional closings.
         Additionally, please revise to clarify the following:

             What rights a subscriber will have between the time of submitting a subscription agreement and the next closing, including whether a subscriber will have the right to request the return of their funds before the next closing and what rights a subscriber will have in the event of liquidation or dissolution of the company after subscribing, but prior to a closing;

             How and when you plan to notify investors regarding the date of the next closing;

             Whether you intend to accept subscriptions from investors on the date of a closing and if so, if subscriptions that are received on the date of closing will be closed upon on that date or the next monthly closing; and

             Whether each closing is only expected to last for a single day.

         Finally, please reconcile your disclsoure that you "expect" to effect closings on a monthly
 Travis Hook
FirstName LastNameTravis Hook
Caltier Fund I LP
Comapany NameCaltier Fund I LP
July 11, 2019
July 11, 2019 Page 3
Page 3
FirstName LastName
         basis with the following disclosure in your subscription agreement:
"However, for any
         Subscriber the Closing Date will be at least 30 days after such Subscriber executes this
         Subscription Agreement," which appears to guarantee monthly closings for each subscriber.
Risk Factors
Risks Related to Conflicts of Interest, page 19

6. We note your disclosure here and on page 43 that your General Partner maintains a contractual, as opposed to a fiduciary, relationship with you and your investors. However, your disclosure on page 20 states, "[t]he General Partner is a fiduciary to the company."
         Please revise for consistency.
Plan of Distribution and Selling Securityholders, page 22

7. Please provide an analysis of why Manhattan Street Capital is not an underwriter in connection with your offering. Pursuant to Section 2(a)(11) of the Securities Act of 1933,
         "[t]he term 'underwriter' means any person who . . . participates or has a direct or indirect participation in [the distribution of any security] . . . ." It appears Manhattan Street
         Capital is participating, directly or indirectly, in the offering of your securities. For example, we note the disclosure that you will pay Manhattan Street Capital fees consisting of "(i) $25.00 per investor in cash paid when such investor deposits funds into escrow; (ii)
         a warrant to purchase a number of units in the General Partner by multiplying $25.00 by the total number of investors in this offering . . . ." Please tell us why you believe this
         variable compensation, which is linked to the success of the offering, is not underwriting compensation. We also note that, pursuant to the Manhattan Street Capital Reg A+
         Engagement Agreement, Manhattan Street Capital will provide to you "advice, technology, administrative services and assistance with and introductions to resources needed to conduct the [offering], . . . [and] will provide required compliance services, including AML, KYC, and Accredited Investor Verification as required by the Banking
         Secrecy Act (BSA), Office of Foreign Assets Control (OFAC), and the Securities and
         Exchange Commission (SEC)."
Use of Proceeds to Issuer, page 24

8. Please revise footnote 2 to clarify whether the fees payable to Manhattan Street Capital are included in Organization and Offering Expenses.
Management's Discussion and Analysis
Results of Operations, page 31

9. We note your statement that you "will not commence any `significant operations' defined as purchasing a property or a fractional interest thereof until [you] have raised at least
         $2,500,000." Elsewhere, including on the cover page, you state that there is no minimum offering amount. Please revise to reconcile these statements and clearly identify any
 Travis Hook
FirstName LastNameTravis Hook
Caltier Fund I LP
Comapany NameCaltier Fund I LP
July 11, 2019
July 11, 2019 Page 4
Page 4
FirstName LastName
         contingencies to closings.
Plan of Operations, page 31

10. Please revise to provide further detail regarding your plan of operation for the 12 months following the commencement of the offering, including a statement indicating whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of Form 1-A.
Prior Performance Summary, page 32

11. We note your statements in this section that you intend to provide historical operating results for CalTier Fund I, LP in the future. We further note your disclosure on page 26 that CalTier Realty, LLC, is your General Partner and manager and "was formed in 2017 to be a California fund management and real estate acquisition company focusing on opportunities in the Western United States." Accordingly, it appears that CalTier Realty,
         LLC is your sponsor. We note that you have not identified the properties you intend to acquire and are thus a blind pool. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of
         Form 1-A and CF Disclosure Guidance Topic No. 6.
Redemption Plan, page 43

12. We note your disclosure that, during the Post-Introductory Period, the redemption price will be calculated "based on a declining discount to the per unit price . . . in effect at the time of the redemption request." We further note your disclosure in the table under the heading "Summary of Redemption Plan" that the redemption price will be 97-100% of
         NAV less third party costs. Please revise to clarify the basis for the "price . . . in effect at the time of the redemption request" in the period before you begin publishing your NAV and to clarify when you expect to switch to NAV-based redemption pricing. Additionally, please revise to identify and provide an estimate for the third party costs you expect to reduce the redemption price.
Securities Being Offered
Quarterly Net Asset Value Share Price Adjustments, page 43

13. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
Exhibits

14. We note that section 6 of your Subscription Agreement contains a jury trial waiver.
         Please revise your offering statement to:
 Travis Hook
Caltier Fund I LP
July 11, 2019
Page 5


             Further describe the jury trial waiver provision, including how it will impact your investors;

             Describe any questions as to enforceability under federal and state law;

             Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

             To the extent the provision applies to federal securities law claims, please revise the disclosure and the agreement to state that by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

             Clarify whether purchasers of interests in a secondary transaction would be subject to the provision.
        You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Robert Telewicz,
Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at
202-551-3207 or Erin E. Martin, Legal Branch Chief, at 202-551-3391 with any other questions.



                                                               Sincerely,
FirstName LastNameTravis Hook
                                                               Division of
Corporation Finance
Comapany NameCaltier Fund I LP
                                                               Office of Real
Estate and
July 11, 2019 Page 5                                           Commodities
FirstName LastName